EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the Class A Ordinary Shares, par value $0.00005 per share, of Sunlands Technology Group (f/k/a Sunlands Online Education Group) and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filing. In evidence thereof, the undersigned, being duly authorized, hereby execute this Joint Filing Agreement as of October 28, 2026.

Dated: October 28, 2026

Diamond Tower Investments Limited

/s/ Gabriel Li
Name: Gabriel Li
Title: Authorized Representative

Orchid Asia VI, L.P

/s/ Gabriel Li
Name: Gabriel Li
Title: Authorized Representative

Orchid Asia V Co-Investment, Limited

/s/ Gabriel Li
Name: Gabriel Li
Title: Authorized Representative

OAVI Holdings, L.P.

/s/ Gabriel Li
Name: Gabriel Li
Title: Authorized Representative

Orchid Asia VI GP, Limited

/s/ Gabriel Li
Name: Gabriel Li
Title: Authorized Representative

Orchid Asia V Group Management, Limited

/s/ Gabriel Li
Name: Gabriel Li
Title: Authorized Representative

Orchid Asia V Group, Limited

/s/ Gabriel Li
Name: Gabriel Li
Title: Authorized Representative

AREO Holdings Limited

/s/ Gabriel Li
Name: Gabriel Li
Title: Authorized Representative

Lam Lai Ming

/s/ Lam Lai Ming